Exhibit 99.1

News release

Biofrontera is setting the path for further expansion in the world’s largest pharmaceutical market with the IPO of its US subsidiary Biofrontera Inc.

Leverkusen, Germany, November 02, 2021 – Biofrontera AG (NASDAQ: BFRA; Frankfurt Stock Exchange: B8F) Biofrontera AG (ISIN: DE0006046113) has today announced the closing of the successful IPO of its US subsidiary Biofrontera Inc. on Nasdaq (see also ad hoc announcement of November 2, 2021).

The successfully completed IPO provides Biofrontera Inc. with the financial resources necessary to expand its marketing and sales activities. In addition, the listing on Nasdaq offers U.S. companies the opportunity to flexibly exploit market opportunities and respond rapidly to market risks.

Similar financing opportunities cannot be created by Biofrontera AG, which is restricted in many respects by the German capital market and corporate law regulations.

Professor Dr. Hermann Lübbert, founder and CEO of Biofrontera AG, commented: “The IPO and the associated access to one of the largest technology markets, together with the growth-oriented US corporate law, provides Biofrontera Inc. with the opportunity for further financing independently of Biofrontera AG. The high trading volumes already on the first two trading days indicate solid investor interest.”

In the U.S., the current market share of Ameluz® within the Photodynamic Therapy (PDT) sector is about 24%. Considering the still limited total market share of less than 2% for PDT in the treatment of actinic keratoses, our company’s declared goal is the exploitation of the growth potential through increased investments in marketing and sales. Furthermore, Biofrontera Inc. is strengthening the marketing of its second product Xepi®, a topical antibiotic that is approved for the treatment of impetigo, a highly infectious bacterial skin infection, and effective even against antibiotic-resistant bacteria.

Biofrontera AG will directly benefit from the PDT sales growth of Biofrontera Inc. through a license and supply agreement. Under this agreement, Biofrontera Inc. acquires Ameluz® and the PDT lamp BF-RhodoLED® from Biofrontera AG. Up to annual Ameluz® sales of USD 30 million, Biofrontera Inc. pays 50% of sales as a transfer price. This share decreases to 40% for sales from 30 to 50 Mio. USD and to 30% above 50 Mio. USD in sales, respectively, accounting for the associated higher sales costs.

Patents, drug approvals and all sales outside the USA, as well as future research results outside the further development of Ameluz® will be exclusively owned by Biofrontera AG. Following the successful IPO of Biofrontera Inc., Biofrontera AG will be able to focus its financial resources on research and development and on marketing its products on the European and other international markets.

1

Following the IPO of Biofrontera Inc., Biofrontera AG now holds about 69 % of the shares.

-End-

Biofrontera AG

Pamela Keck, Head of Investor Relations

ir@biofrontera.com

+49-214-87632-0

About Biofrontera:

Biofrontera AG is a biopharmaceutical company specializing in the development and sale of dermatological drugs and medical cosmetics.

The Germany-based company, with over 150 employees worldwide, develops and markets innovative products for the care, protection and treatment of the skin. The company’s lead product is the combination of Ameluz®, a topical prescription drug, and medical device BF-RhodoLED® for the photodynamic therapy of certain superficial skin cancers and their precursors. Ameluz® has been marketed in the EU since 2012 and in the United States since May 2016. In addition, the company markets the prescription medication Xepi® for the treatment of impetigo in the United States. In the EU, the company also sells the dermocosmetics series Belixos®, which offers specialized care for damaged or diseased skin.

Biofrontera is the first German founder-led pharmaceutical company to receive a centralized European and a US approval for a drug developed in-house. The Biofrontera Group was founded in 1997 by the current CEO Prof. Dr. Hermann Lübbert and is listed on the Frankfurt Stock Exchange (Prime Standard) and on the US NASDAQ.www.biofrontera.com.

Forward-Looking Statements: Certain statements in this press release are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the public offering and the intended use of proceeds from the offering.

These statements may be identified by the use of forward-looking words such as “anticipate,” “believe,” “forecast,” “estimate” and “intend,” among others. Such forward-looking statements are based on the currently held beliefs and assumptions of the management of Biofrontera AG, which are expressed in good faith and, in their opinion, reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, financial condition, performance, or achievements of the Company, or industry results, to differ materially from the results, financial condition, performance or achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors are set forth in the annual report on Form 20-F filed with the SEC, including Item 3.D. “Key Information - Risk Factors,” and in future reports filed with the SEC. Given these risks, uncertainties and other factors, prospective investors are cautioned not to place undue reliance on these forward-looking statements. The Company does not undertake an obligation to update or revise any forward-looking statement.

2